

February 20, 2015

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 17, 2015**
> **File No. 001-34246**

Dear Mr. Bialowons:

We have reviewed your amended filing and have the following comments.

General

1.   It appears to us that updated historical financial statements for Smartheat and the Target Companies for the year ended December 31, 2014 are now required by Rule 8-08(b) of Regulation S-X and that updated pro forma financial statements as of and for the year ended December 31, 2014 are also required.   In addition, since it appears to us that the Target Companies will be recorded as discontinued operations subsequent to your receipt of shareholder approval for their sale, the pro forma statement of operations for the year ended December 31, 2013 should continue to be provided.

Prior Comment 1

2.   We note your response to prior comment one and the revisions you made to your Proxy Statement. However, the disclosures in the paragraph you included on pages 10, 12, 23, and 31 that state: "generally accepted accounting principles requires us to restate the carrying values of the assets and liabilities of the Target Companies based upon the consideration which we are receiving in the Stock Sale"; "we determined that the intangible assets and other non-current assets of the Target Companies were fully impaired … we wrote-off all the non-current assets of the Target Companies as of December 31, 2013"; and "we have recorded a net loss, as of September 30, 2014, of $42.3 million relating to the Stock Sale" are not accurate and should be deleted.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Robert Newman, Esq. (*via e-mail*)
        Newman & Morrison LLP